SEC FILE NUMBER - 001-34098

CUSIP NUMBER – 43113X101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

HIGHPOWER INTERNATIONAL, INC.

Full Name of Registrant

Former Name if Applicable

Building A1, Luoshan Industrial Zone, Shanxia, Pinghu, Longgang,

Address of Principal Executive Office (Street and Number)

Shenzhen, Guangdong, 518111, China

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Highpower International, Inc. (the “Company”) will not be able to file its Annual Report on Form 10-K for the year ended December 31, 2017 (the “2017 Form 10-K”) by the prescribed due date. As a result of the adoption of the Tax Cut and Jobs Act enacted in late 2017, the Company requires additional time to complete, and its independent registered public accounting firm requires additional time to audit, the Company’s financial statements. The Company currently expects to file the 2017 Form 10-K within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Shingbin (Sunny) Pan		+1 86 755 896 86238
Name	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net income attributable to the Company for the year ended December 31, 2017 increased to $16.8 million from $6.1 million for the year ended December 31, 2016. An increase in net sales for 2017 compared to 2016 was driven by the Company’s lithium business and new materials business, which was partially offset by a decrease in net sales by Ni-MH batteries and accessories. Further information about the Company’s results of operations for the fiscal year ended December 31, 2017 compared to the fiscal year ended December 31, 2016 was previously reported in the Company’s press release, dated April 2, 2018, that was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 2, 2018.

HIGHPOWER INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 3, 2018	By:	/s/ Shengbin (Sunny) Pan
Shengbin (Sunny) Pan
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.